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SEC MAIL
RECEIVED
PROCESSING
AUG 21 2006
WASH., D.C.
213
SECTION

File No. 179667

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

August 18, 2006


06016176

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copy of the Company's Press Release dated August 11, 2006 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

PROCESSED
AUG 23 2006
THOMSON
FINANCIAL

Jennifer K. Kenndy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

CONNACHER
OIL AND GAS LIMITED

PRESS RELEASE

FOR IMMEDIATE RELEASE August 11, 2006

CONNACHER ANNOUNCES BOUGHT DEAL OFFERING

Calgary, Alberta – Connacher Oil and Gas Limited ("Connacher" – **CLL** – TSX) announces that it has entered into an agreement to sell, on a bought-deal basis, 5,000,000 flow-through common shares ("Flow-Through Shares") at $5.25 per share to a syndicate of underwriters led by GMP Securities L.P. and including Dominick & Dominick Securities Inc., Jennings Capital Inc., Raymond James Ltd., Bolder Investment Partners Ltd., Octagon Capital Corporation and Orion Securities Inc. (collectively, the "Underwriters"). The offering will raise aggregate gross proceeds of $26,250,000. Connacher has also granted the Underwriters an over-allotment option, exercisable in whole or in part for a period of 30 days following closing, to purchase up to an additional 714,300 Flow-Through Shares at the same offering price. If the over-allotment option is fully exercised, the total gross proceeds to Connacher will be $30,000,075. Closing is expected to occur on or about September 7, 2006.

The net proceeds of the offering of Flow-Through Shares will be used to incur eligible Canadian exploration expenses, which will be renounced in favor of the purchasers for the 2006 taxation year.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or applicable exemption from the registration requirements.

Connacher is a Calgary-based oil and natural gas exploration and production company. The company's principal asset is its 100 percent ownership of the Great Divide oil sands project in Alberta, where approximately 80,000 acres of oil sands leases are held. Connacher owns an operating refinery in Great Falls, Montana, together with extensive conventional acreage and oil production in southwest Saskatchewan. Connacher also owns a 30 percent equity interest in Petrolifera Petroleum Limited ("Petrolifera"), a Canadian public company engaged in oil and natural gas exploration and production in Argentina and Peru. Petrolifera's common shares are listed on the Toronto Stock Exchange under the symbol PDP.

Forward-Looking Statements: Except for statements of historical fact relating to the Company, this press release contains certain forward-looking statements within the meaning of applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. Certain information regarding the Company in this news release, including future development plans and anticipated expenditures constitute forward-looking statements under applicable securities law. As an oil sands enterprise in the development stage, the Company faces risks, including those associated with exploration, development, regulatory approvals and the ability to access sufficient capital from external sources. As a consequence, actual results will differ, and may differ materially from those anticipated in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information, contact:

Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
inquiries@connacheroil.com
Website: www.connacheroil.com